

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 6, 2007

Mr. Phil Rykhoek
Chief Financial Officer
Denbury Resources Inc.
5100 Tennyson Parkway, Suite 1200
Plano, TX 75024

> **Re:** **Denbury Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Response Letters Dated July 16, 2007 and July 20, 2007**
> **File No. 1-12935**

Dear Mr. Rykhoek:

We have reviewed your responses and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   Please note that we are continuing to evaluate your proposal for prospective modifications to your disclosure.

Critical Accounting Policies

Accounting for Tertiary Injection Costs, page 50

2.   Please note that we are continuing to evaluate your response to our prior comment
        number four. In addition to the information previously provided, please provide
        us with a quantitative analysis of the amounts you have expensed relative to CO2
        injection, for all periods presented in your Form 10-K through your most recent
        interim period. Your analysis should include those CO2 injectant and related
        costs incurred for the purpose of pressurizing reservoirs for the purpose of
        recognizing proved tertiary reserves, as well as those costs incurred subsequent to
        the recognition of reserves for the purpose of maintaining production and
        reservoir pressure. We may have further comment. Please contact us if you wish
        to discuss.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Kevin Stertzel at (202) 551-3723 if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3683 with any other questions.

                                                Sincerely,

                                                Jill S. Davis
                                                Branch Chief